[redacted]

BB 4/1 *

SEC [barcode] IISSION

08029918

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39227

SEC Mail Processing Section
2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Russell Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 A STREET
(No. and Street)

TACOMA	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melodie Zakaluk (253) 439-2384
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1420 Fifth Avenue, Suite 1900	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 8 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melodie Zakaluk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Russell Fund Distributors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

CRYSTAL A. COOPER
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
10-08-09

Melodie Zakaluk
Signature
Melodie Zakaluk

Treasurer
Title

Crystal A. Cooper
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell Fund Distributors, Inc.
Index
December 31, 2007

	Page(s)
Report of Independent Auditors	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3–9

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle, WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Russell Fund Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Fund Distributors, Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 2, the Company has restated its financial statements for the year ended December 31, 2006.

PricewaterhouseCoopers LLP

March 28, 2008

Russell Fund Distributors, Inc.
Statement of Financial Condition
As of December 31, 2007

Assets	
Cash and cash equivalents	$ 78,420,544
Distribution fees receivable	6,854,315
Prepaid expenses and other	386,353
Due from affiliates	158,644
Deferred income taxes	13,526
Total assets	$ 85,833,382
Liabilities and Stockholder's Equity	
Liabilities	
Distribution fees payable	$ 20,527,730
Administrative fees payable	1,921,624
Compensation payable	4,753,948
Due to affiliates	1,671,245
Accrued expenses	99,665
Total liabilities	28,974,212
Commitments, contingencies, and guarantees (Notes 8 and 9)	
Stockholder's equity	
Common stock, par value $0.10 per share; 100 shares authorized; 26 shares issued and outstanding	3
Additional paid-in capital	44,889,997
Retained earnings	11,969,170
Total stockholder's equity	56,859,170
Total liabilities and stockholder's equity	$ 85,833,382

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Russell Fund Distributors, Inc. (the "Company") is a wholly owned subsidiary of Russell Investment Management Company ("RIMCo") ("Parent"), a wholly owned subsidiary of Frank Russell Company ("Russell"), all of which are part of Russell Investments, the marketing name used to represent Russell and its global subsidiaries. The Northwestern Mutual Life Insurance Company owns substantially all of the outstanding shares of Russell.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America.

Sales commissions received in connection with front-end load shares are recorded as revenue. For individual sales transactions exceeding a certain threshold, the Company is obligated to pay these sales commissions on behalf of the investor. These payments are recorded as an expense. If the investor redeems such shares before the expiration of a one year holding period, they are obligated to pay a deferred sales charge of 1%.

Russell Investment Company ("RIC") and Russell Investment Funds ("RIF") are registered investment companies affiliated with the Parent. The Company has entered into a distribution agreement with RIC and RIF. The Company has also entered into a sales support agreement and a shareholder servicing agreement with RIC.

Cash and Cash Equivalents

The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents. Cash is held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

Revenue Recognition

Revenue from distribution and shareholder servicing activities is recognized as earned in accordance with the terms of the respective agreements. Distribution, shareholder servicing fees and administrative expenses remitted to financial intermediaries are shown as a reduction to gross revenue in the Company's statement of income. Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. The Company recorded no bad debt expense for the year ended December 31, 2007.

Income Taxes

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company records interest and penalties on amounts due to tax authorities as a component of income tax expense in its statement of income.

The Company files its tax return with Northwestern Mutual Life Insurance Company as part of a consolidated group. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Taxes payable are recorded through and included in due to affiliates.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, *Share-Based Payment* ("SFAS 123R"), which revises SFAS No. 123, *Accounting for Stock based Compensation*, and supersedes APB 25, *Accounting for Stock Issued to Employees* ("APB 25"). SFAS 123R eliminates the alternative of using the intrinsic value method of accounting for share-based awards that was provided under APB 25. Effective January 1, 2006, the Company adopted SFAS 123R using the prospective transition method, which requires that only awards granted, modified, repurchased or cancelled after the adoption date be subject to the standard. Under SFAS 123R, share-based awards are measured at fair value as of the grant dates or modification dates and the resulting cost is recognized in the statement of income over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period.

In February 2007, Russell implemented the Outstanding Contributor Award Program ("OCAP"), as more fully described in Note 4, which is subject to the guidance of SFAS 123R.

Deferred Incentive Compensation

Russell has granted award units under the Incentive Share Plan ("ISP"), more fully described in Note 4. The Company accounts for these deferred incentive arrangements, which are not share-based, in accordance with the guidance in Accounting Principles Standards Board Omnibus Opinion No. 12, *Deferred Compensation Contracts*, using an accelerated method of attribution of the related expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncements

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109* ("FIN 48"), was issued in June 2006. FIN 48 requires that an entity disclose an assessment in its financial statements of the probable outcomes of tax positions deemed under FIN 48 to be "uncertain" as if such positions were subject to examination and to disclose the estimated effect of any changes in valuation of tax assets and liabilities anticipated as a result of such examination. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. On January 23, 2008, the FASB deferred the effective date of FIN 48 for certain nonpublic entities. As a result, FIN 48 will go into effect for certain nonpublic entities, including the Company, for annual periods beginning after December 15, 2007. The Company is currently assessing the potential impact that FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Positions No. 157-1 and No. 157-2 which would partially defer the effective date of SFAS 157, for one year for nonfinancial assets and nonfinancial liabilities and remove certain leasing transactions from its scope. The Company is currently assessing the potential impact that SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits all entities the option to measure many financial instruments and certain other items at fair value. If a company elects the fair value option for an eligible item, then it will report unrealized gains and losses on those items at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential impact that SFAS 159 will have on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)") which replaces SFAS No.141, *Business Combinations*. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, however SFAS 141(R) changed the application of the acquisition method in a number of significant aspects. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not allowed. The Company is currently assessing the potential impact that SFAS 141(R) will have on its financial statements.

2. Restatements

The Company has restated its previously issued financial statements for the year ended December 31, 2006 for the items described below. As the prior period financial statements have not been presented herein, the restatement has been effected as an adjustment to opening additional paid-in capital and retained earnings.

Transfer Pricing
Mathematical errors were corrected in the current year relating to Russell's 2006 transfer pricing calculation. There is a related impact to the Company's tax provision as a result of this error. The Company is adjusting the opening balance of retained earnings, reflecting the effect of this error in 2006. The effect of this adjustment is an increase to retained earnings of $317,200.

Commission expense
Amounts underaccrued for commission expense were corrected in the current year relating to the 2006 commission calculation. There is a related impact to the Company's tax provision and transfer pricing calculation as a result of this error. The Company is adjusting the opening balance of retained earnings, reflecting the effect of this error in 2006. The effect of this adjustment is an increase to retained earnings of $61,561.

The effects of the restatement items described above on the Company's total stockholder's equity and net income for the year ended December 31, 2006 are as follows:

	As Previously Reported	Adjustments	As Restated
Retained earnings	$ 8,826,323	$ 378,761	$ 9,205,084
Total stockholder's equity	13,716,323	378,761	14,095,084
Net income	5,610,084	378,761	5,988,845

3. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the total deferred tax asset as of December 31, 2007 are presented below:

Deferred income tax assets	
Accrued incentive share plan	$ 3,182
Accrued deferred compensation	3,501
Nondeductible reserves	6,843
Total deferred income tax assets	$ 13,526

Income taxes receivable from Russell as of December 31, 2007 were $392,176 and are included in due to affiliates on the accompanying statement of financial condition.

4. Employee Compensation Arrangements

OCAP

The Company participates in Russell's OCAP covering eligible employees. As discussed in Note 1, Russell implemented the OCAP in February 2007. The OCAP provides for the award of a cash bonus, denominated in the participant's local currency at the time of grant, that will increase or decrease in value based on the changes in the per-share fair value of Russell's common stock. Awards made to employees by Russell under the OCAP cliff vest after three years and are paid at the end of the vesting period. This type of award is similar to a phantom stock unit that is subject to the guidance of SFAS 123R, which requires that all awards be classified as either equity or liability awards. As OCAP awards are ultimately settled in cash, the awards are liability-classified and will be remeasured to fair value at each reporting period until settled. As of December 31, 2007, the Company had an aggregate recorded liability of approximately $10,000 related to its OCAP awards, included within accrued expenses in the Company's statement of financial condition.

Incentive Share Plan

The Company participates in Russell's ISP covering eligible employees. Effective January 1, 2004, the ISP was established by Russell. The ISP is a cash-based, long-term incentive program for employees of the Company. From 2004 through 2006, ISP units were awarded annually to selected employees. The plan does not have a definitive end date; however, Russell's Board of Directors has not made any grants in 2007 and does not anticipate further grants.

The value of ISP units is determined by the increase in Russell's annual EBITDA as defined by the ISP, over the four years beginning with the year the award is made. The units vest at the rate of 25% per calendar year over the four-year period. The vested appreciation of the ISP units will be paid in cash in the year following the end of the four-year vesting period, or upon the participant's termination of employment from Russell, whichever occurs earlier. Compensation expense under the ISP was approximately $6,600 for the year ended December 31, 2007. As of December 31, 2007, the Company had an aggregate recorded liability for approximately $9,100 related to its ISP awards, included within accrued expenses in the Company's statement of financial condition.

5. Benefit Plans

Retirement Plan

The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan.

Discretionary Bonuses

The Company pays discretionary bonuses to its employees based on a percentage of Russell's consolidated operating income, as defined.

6. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses Russell monthly for these expenses. Amounts due and payable to Russell for these charges were $306,099 at December 31, 2007 and are included in due to affiliates on the accompanying statement of financial condition.

Under an expense sharing agreement, certain charges, such as corporate overhead, incurred by Russell on the Company's behalf are not allocated to the Company.

The Company has entered into a Marketing and Administrative Support agreement, dated July 1, 2004, with RIMCo. Under this agreement RIMCo compensates the Company for payments made to certain registered representatives of the Company, who are employees of RIMCo, that provide services intended to result in sales of shares of RIC and RIF. For the year ended December 31, 2007 these fees were approximately $14,694,000. RIMCo also compensates the Company for payments made to other broker-dealers for direct sale activities, one of which is a related party. For the year ended December 31, 2007, these fees were approximately $5,781,000. These fees are included in the statement of income as distribution and shareholder servicing fee income. In addition, RIMCo compensates the Company for administrative payments made to third parties, one of which is a related party. For the year ended December 31, 2007, these fees were approximately $12,291,000 and are included in the statement of income as administrative and other income. Amounts receivable from RIMCo for these fees were zero at December 31, 2007.

The Company has entered into a selling agreement with a related party who engages in direct sales activities of shares of RIC. For the year ended December 31, 2007, these fees were approximately $5,781,000 and are recorded as a reduction of distribution and shareholder servicing fee income. The amount payable to a second related party in connection with this arrangement is $14,637 at December 31, 2007.

The Company has entered into a distribution agreement with Northwestern Mutual Investment Services LLC, a subsidiary of Northwestern Mutual Life Insurance Company, with respect to RIC. For the year ended December 31, 2007, these fees were approximately $4,727,000 and are included in distribution, shareholder servicing fees and administrative expenses remitted to financial intermediaries, in the statement of income. The amount payable to Northwestern Mutual Life Insurance Company was $1,252,607 as of December 31, 2007.

The Company has entered into a sales support agreement and a shareholder servicing agreement with RIC. Substantially all fees received in connection with these agreements are remitted to financial intermediaries. For the year ended December 31, 2007, these fees were approximately $77,118,000 and are recorded as distribution and shareholder servicing fee income. The receivable for these services was $6,854,000 at December 31, 2007 and is presented in the statement of financial condition as distribution fees receivable.

Russell and its subsidiaries follow a transfer pricing methodology governed by the amended and restated Master Intercompany Agreement ("Agreement"). The methodology, a Residual Profit Split, is intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. As a participating member to the Agreement, the Company receives an intercompany recovery/(charge) based on the amount calculated under the Residual Profit Split. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Residual Profit Split. The amount recorded as an intercompany recovery for transfer pricing in the statement of income under the agreement for the year ended December 31, 2007 was $3,265,000. The amount due to Russell at December 31, 2007 was $404,000 and is presented net of amounts due to Russell on the accompanying statement of financial condition.

7. Concentration of Risk

Substantially all revenue earned and accounts receivable outstanding of the Company is from affiliated entities.

8. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

9. Contingencies

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

10. Subsequent Events

Effective January 1, 2008, Russell Fund Services Company Inc. ("RFS Co.") was established as a subsidiary of RIMCo to assume the role of administrator, transfer agent and dividend disbursing agent for RIC and RIF. As a result of the reorganization, RIMCo distribution and marketing personnel, as well as their related expenses, transferred to the Company.

Effective January 1, 2008, certain broker-dealer activities in another Russell broker dealer entity transferred to the Company. This reorganization significantly increases the revenues and operating expenses reflected in the financial statements for the period subsequent to December 31, 2007.

END